Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Launching Shopify App To Add Ecommerce and Small Business Rewards

Versus announces beta test of Shopify app to enable ecommerce and small businesses to offer their company’s rewards inside games, apps, streaming media and live events

LOS ANGELES, June [10], 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced the beta launch of their proprietary rewards platform, now accessible via a Shopify app that empowers businesses running Shopify to promote their products, drive trial and conversion, and grow awareness and sales through prizing and rewards.

Versus’ prize-based advertising app allows Shopify partners to connect their stores to the Versus ad platform, where they can then serve their products, coupons, offers, and product samples to audiences inside a wide variety of apps, games, and shows. Versus’ engagement platform already works with a number of games, apps, streams, and live events, including the apps of multiple NFL, NHL, MLB, and NBA teams.

Based on the ideas of choice and earned-reward, Shopify shops participating in the test will be able to offer their products and discounts to audiences as part of in-game challenges that players can earn with their in-game play. Participating businesses will also take advantage of Versus’ dynamic regulatory compliance engine, which manages state and federal regulatory and legal guidelines that apply to contests, promotional prizing, and giveaways.

“We love Shopify. Their relentless focus on people, and on helping businesses grow - the work they do to make ecommerce better for entrepreneurs and businesses of all sizes - it’s really inspiring. And it works. They’re a huge part of 1.7 million businesses1 and a nearly five trillion dollar global ecommerce economy2. At Versus, we want to empower the millions of Shopify entrepreneurs with new ways to promote their products and reach new audiences using our unique prizing and reward technology,” said Matthew Pierce, CEO of Versus Systems.

U.S.-based Shopify businesses interested in participating in the beta test may submit applications and learn more about the app at versussystems.com/advertisers/shopify.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

1: Source for 1.7M businesses: Shopify

2: Source for nearly 5T market: eMarketer

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.